September 25, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Claire Erlanger
Thomas Jones
Jay Ingram

Re:	Billion Group Holdings Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed September 22, 2025 File No. 333-289934

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 24, 2025 on the Company’s Amendment No. 3 to Registration Statement on Form F-1 submitted on September 22, 2025. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 4 to Form F-1 Registration Statement (the “Revised Registration Statement” or “Amendment”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 24, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1 filed September 22, 2025

We face risks related to Nasdaq’s proposed rule on $25 million dollar minimum offering size, page 20

1.	We note your response to prior comment 3. It appears that you have 500 million shares authorized and the disclosure on pages 4 and II-1 indicates that your remaining seven shareholders (other than Billion Fortune Overseas Limited and Boss Plan Limited) have recently acquired shares at a price of $0.0001 per share prior to this offering. Please revise the disclosure in this risk factor and where appropriate to further clarify in quantitative and qualitative terms that the amount of your outstanding securities and additional issuances of your authorized securities may cause dilution and/or volatility or have other material impacts on the market for your securities after this offering. As a non-exclusive example, clarify the potential these securities may have on your ability to maintain a listing on the Nasdaq Capital Market.

Response: We have revised the disclosure in our prospectus on page [9] and [39] to clarify the risks associated with the amount of outstanding securities and the potential impact of future issuances of authorized shares.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765